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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                SCHEDULE 14D-9/A

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)

                             ---------------------

                   NEW YORK STATE ELECTRIC & GAS CORPORATION
                           (NAME OF SUBJECT COMPANY)

                   NEW YORK STATE ELECTRIC & GAS CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                  COMMON STOCK, PAR VALUE $6.66 2/3 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                         ------------------------------

                                   649840105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                         ------------------------------

                             DANIEL W. FARLEY, ESQ.
                          VICE PRESIDENT AND SECRETARY
                   NEW YORK STATE ELECTRIC & GAS CORPORATION
                               ITHACA-DRYDEN ROAD
                                 P.O. BOX 3200
                          ITHACA, NEW YORK 14852-3200
                                 (607) 347-2506
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                         ------------------------------

                                    COPY TO:
                              SETH A. KAPLAN, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                              51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000

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    This Amendment No. 3 (this "Amendment No. 3") amends and supplements the
Solicitation/ Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") on July 30, 1997 by New York State Electric & Gas Corporation, a New York corporation (the "Company"), as amended by Amendment No. 1 thereto filed with the Commission on July 30, 1997 and Amendment No. 2 thereto filed with the Commission on August 6, 1997 (as amended, the "Schedule 14D-9"), relating to the offer by CE Electric (NY), Inc., a New York corporation ("CENY") and a wholly owned subsidiary of CalEnergy Company, Inc., a Delaware corporation ("CalEnergy"), to purchase 6,540,670 shares of outstanding Common Stock, par value $6.66 2/3 per share, at $24.50 per share. Capitalized terms used but not defined herein have their respective meanings set forth in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    Item 8 is hereby amended as follows:

    A new section captioned "PROCEEDINGS BEFORE THE PUBLIC SERVICE COMMISSION" is hereby added as follows:

    PROCEEDINGS BEFORE THE PUBLIC SERVICE COMMISSION. On August 6, 1997, the Company filed a petition (the "Section 70 Petition") with the New York Public Service Commission (the "Commission") for a declaratory ruling that CalEnergy and CENY may not acquire shares of Common Stock without first obtaining the approval of the Commission under Section 70 of the New York Public Service Law. New York State Assemblyman Clifford Crouch is a co-petitioner in the Section 70 Petition. Copies of the press release announcing the filing of the Section 70 Petition and of the text of the Section 70 Petition are attached as Exhibits to this Amendment No. 3 and are incorporated by reference herein.

    The section captioned "SHAREHOLDER DEMAND LITIGATION" is hereby amended and supplemented by inserting the following at the end thereof:

    On August 5, 1997, the Company filed a Verified Answer to Verified Petition (the "Answer") and Affidavit responding to the Petition. A copy of the Answer is filed as an Exhibit to this Amendment No. 3 and is incorporated by reference herein.

    On August 6, 1997, a hearing was held in the New York Supreme Court, Tompkins County (the "Supreme Court"), regarding the Petition and the Answer. At the hearing, the judge deferred deciding whether the Company would be required to produce the items requested by CENY in the Petition (the "Reguested Materials") until after the hearing before the United States District Court (the "District Court") on the issues raised by the Company in the Amended Complaint. The District Court hearing has been scheduled for August 13, 1997. The Supreme Court indicated that it would issue a formal order to the effect that, if the District Court determines that there has not been a misuse of confidential information by CalEnergy sufficient to warrant issuance of a preliminary injunction barring the Stake-Out Tender Offer, the Company will produce the Requested Materials, but if the District Court makes no findings of fact or conclusions of law with respect to the Company's claims of misuse of confidential information by CalEnergy, the parties may reapply to the Supreme Court for relief.

    The section captioned "SHAREHOLDER LITIGATION" is hereby amended and supplemented by inserting the following at the end thereof:

    On July 16, 1997, a purported class action was filed in the Supreme Court of the State of New York, New York County, against the Company and its directors, entitled JUDITH M. STUCHINER, ET AL., V. NEW YORK STATE ELECTRIC & GAS CORPORATION, ET AL.(the "Stuchiner Action"). On July 16, 1997, a purported class action was filed in the Supreme Court of the State of New York, Tompkins County, against the Company and its directors, entitled PAUL B. ENGEL V. NEW YORK STATE ELECTRIC & GAS CORPORATION, ET AL. (the "Engel Action"). The Stuchiner Action and the Engel Action are included within the "Shareholder Actions" definition. The allegations and claims made in the Stuchiner Action and the Engel Action are substantially similar to those made in the other Shareholder Actions.
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    The complaints filed in the Stuchiner Action and the Engel Action are included as Exhibits to this Amendment No. 3 and are incorporated by reference herein.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 48  -- Verified Answer to Verified Petition in IN THE MATTER OF THE APPLICATION OF
               CE ELECTRIC (NY), INC. V. NEW YORK STATE ELECTRIC & GAS CORPORATION (Supreme
               Court of the State of New York, Tompkins County).
Exhibit 49  -- Joint Petition of New York State Electric & Gas Corporation and The Hon.
               Clifford Crouch for a Declaratory Ruling that CalEnergy Company, Inc. and Its
               Subsidiaries May Not Acquire Any of the Company's Stocks or Bonds Without the
               Commission's Prior Approval (The Public Service Commission of the State of
               New York).
Exhibit 50  -- Press Release of the Company, dated August 6, 1997, relating to the filing of the Joint Petition with the Public Service Commission of the State of New
               York referred to in Exhibit 49.
Exhibit 51  -- Complaint in JUDITH M. STUCHINER, ET AL. V. NEW YORK STATE ELECTRIC & GAS
               CORPORATION, ET AL. (Supreme Court of the State of New York, New York County).
Exhibit 52  -- Complaint in PAUL B. ENGEL, ET AL. V. NEW YORK STATE ELECTRIC & GAS
               CORPORATION, ET AL. (Supreme Court of the State of New York, Tompkins County).

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                                   SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                NEW YORK STATE ELECTRIC & GAS CORPORATION

                                BY:           /S/ WESLEY W. VON SCHACK
                                     -----------------------------------------
                                                Wesley W. von Schack
                                              (CHAIRMAN, PRESIDENT AND
                                              CHIEF EXECUTIVE OFFICER)

Dated: August 7, 1997

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